FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UNITED KINGDOM BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018, AS AMENDED ('EUWA') IN RELATION TO THE OFFERS DESCRIBED HEREIN.

2 September 2025

HSBC HOLDINGS PLC ANNOUNCES TENDER OFFERS
FOR FOUR SERIES OF NOTES

HSBC Holdings plc (the 'Company', 'we' or 'us') has announced the anticipated launch of four separate offers to purchase for cash any and all of the outstanding series of notes listed in the table below. The launch of the Offers (as defined below) is expected to be at or around 10:00 a.m. (New York City time) on September 2, 2025 (the 'Launch Date'). The Offer Documents will be available from 10:00 a.m. (New York City time) on the Launch Date at the following link: https://www.gbsc-usa.com/hsbc/.

We refer to the outstanding notes listed in the table below collectively as the 'Notes' and separately as a 'series' of Notes. We refer to each offer to purchase a series of Notes as an 'Offer', and collectively as the 'Offers'. The Offers are made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 2, 2025, relating to the Notes (the 'Offer to Purchase') and the related notice of guaranteed delivery (the 'Notice of Guaranteed Delivery', and together with the Offer to Purchase, the 'Offer Documents'). As of the date of the Offer to Purchase, the aggregate outstanding principal amount of Notes subject to the Offers is $2,780,508,000. References to '$' are to U.S. dollars.

Title of Notes	CUSIP	Maturity Date	Principal Amount Outstanding	Reference Security	Fixed Spread
7.625% Subordinated Notes due 2032 (the 'May 2032 Notes')	404280AF6	May 17, 2032	$263,654,000	UST 2.875% due May 15, 2032 (CUSIP 91282CEP2)	+105 basis points ('bps')
7.350% Subordinated Notes due 2032 (the 'November 2032 Notes')	404280AE9	November 27, 2032	$124,748,000		+110 bps
6.500% Subordinated Notes due 2036 (the '2036 Notes')	404280AG4	May 2, 2036	$1,430,811,000	UST 4.250% due August 15, 2035 (CUSIP 91282CNT4)	+100 bps
6.800% Subordinated Notes due 2038 (the '2038 Notes')	404280AJ8	June 1, 2038	$961,295,000		+115 bps

The Notes are governed by New York law but do not include a CBR (as defined in the Offer to Purchase). On February 19, 2025, we announced that we would no longer count the Notes as tier 2 capital instruments for the purposes of UK CRR (as defined in the Offer to Purchase) and would also not count the Notes towards our minimum requirement for own funds and eligible liabilities. In order to manage the potential risks that the Notes pose to our resolvability, in August 2022, we offered to exchange the Notes with newly issued debt securities containing a CBR in their terms (the '2022 Exchange Offer') and offered to purchase for cash an amount of the May 2032 Notes and the November 2032 Notes (the '2022 Cash Offer') from certain holders who were not eligible to participate in the 2022 Exchange Offer. However, in connection with the 2022 Exchange Offer and the 2022 Cash Offer, not all of the Notes were tendered for exchange or repurchase and, therefore, we are now conducting the Offers to repurchase any Notes that remain outstanding.

Each Offer will expire at 5:00 p.m. (New York City time) on September 8, 2025, unless extended or earlier terminated by us in our sole discretion (such date and time with respect to an Offer, as the same may be extended, the 'Expiration Time'). Notes tendered for purchase may be validly withdrawn at any time at or prior to 5:00 p.m. (New York City time) on September 8, 2025 (such date and time with respect to an Offer, as the same may be extended, the 'Withdrawal Date'), but not thereafter, unless extended or earlier terminated with respect to an Offer by us in our sole discretion. We expect the settlement date to occur on September 11, 2025, unless extended or earlier terminated in respect of an Offer by us in our sole discretion (such date and time with respect to an Offer, as the same may be extended, the 'Settlement Date').

Each Offer is independent of the other Offers, and we may terminate, modify or waive the conditions of any Offer without terminating, modifying or waiving the conditions of any other Offer.

Upon the terms and subject to the conditions set forth in the Offer Documents, holders who (i) validly tender Notes at or prior to the Expiration Time or (ii) validly tender Notes at or prior to 5:00 p.m. (New York City time) on September 10, 2025 (such date and time with respect to an Offer, as the same may be extended, the 'Guaranteed Delivery Date') pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase), and whose Notes are accepted for purchase by us, will receive consideration for each $1,000 principal amount of such Notes, which will be payable in cash on the Settlement Date as described below (the 'Consideration').

The Consideration applicable to each series of Notes validly tendered and accepted by us pursuant to the Offers will be calculated at or around 11:00 a.m. (New York City time) on September 8, 2025 (such date and time with respect to an Offer, as the same may be extended by the Company in its sole discretion, the 'Price Determination Date'), in accordance with the formula set forth in the Offer to Purchase and with standard market practice, using the applicable 'Offer Yield', which will be equal to the sum of:

a)   the applicable 'Reference Yield', as determined by the Dealer Manager (as defined below), that corresponds to the bid-side yield of the Reference Security specified in the table above for such series of Notes appearing on the Price Determination Date, such yield being directly quoted on the Bloomberg Reference
      Page (as defined below) and being rounded to the nearest 0.001 per cent. (with 0.0005 per cent. being rounded up), plus

b)   the Fixed Spread specified in the table above for such series of Notes.

Accordingly, the Consideration payable by us for each $1,000 principal amount of each series of Notes accepted by us will equal:

(i)   the present value on the Settlement Date of $1,000 principal amount of such Notes due on the maturity date (as specified in the table above) of such Notes, and all scheduled interest payments on such $1,000 principal amount of such Notes to be made from (but excluding) the Settlement Date up to and including such maturity date, discounted to the Settlement Date at a discount rate equal to the applicable Offer Yield, minus

(ii)  the Accrued Interest per $1,000 principal amount of such Notes;

such total amount being rounded to the nearest cent per $1,000 principal amount of such Notes, and the above calculation being made in accordance with standard market practice as described by the formula set forth in the Offer to Purchase.

The 'Bloomberg Reference Page' means the page on Bloomberg from which the Dealer Manager will observe the bid-side yield of the Reference Security for each series of Notes, which is expected to be PX6 or PX7 as appropriate (or any other recognized quotation source selected by us in consultation with the Dealer Manager if such quotation source is not available or manifestly erroneous).

As soon as reasonably practicable after the Price Determination Date, the Company will issue a press release specifying the Consideration for each series of Notes validly tendered and accepted.

In addition to the Consideration, holders whose Notes of a given series are accepted for purchase will also be paid a cash amount equal to accrued and unpaid interest on such Notes from, and including, the last interest payment date for such Notes to, but not including, the Settlement Date, rounded to the nearest cent (such amount in respect of a series of Notes, 'Accrued Interest'). Accrued Interest will be payable on the Settlement Date. For the avoidance of doubt, interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers. Under no circumstances will any interest be payable to holders because of any delay on the part of Global Bondholder Services Corporation, as depositary, The Depository Trust Company ('DTC') or any other party in the transmission of funds to holders.

It is expected that the Offers will be financed with cash on hand.

On the date of the Offer to Purchase, the Company expects to launch a proposed new issuance (the 'Proposed Issuance') of one series of subordinated debt securities (the 'New Notes') which is not subject to the Offers. No assurance can be given that the Proposed Issuance will be completed. The Offers are not subject to completion of the Proposed Issuance.

The Offers are subject to the terms and conditions described in the Offer Documents.

The Company reserves the right to amend or waive any of the conditions of the Offers, in whole or in part, at any time or from time to time, in our sole discretion, subject to applicable law. If any of the conditions are not satisfied at the Expiration Time with respect to an Offer, we may, in our sole discretion and without giving any notice, subject to applicable law, (a) terminate such Offer, (b) extend such Offer, on the same or amended terms, and thereby delay acceptance of any validly tendered Notes, or (c) continue to accept tenders.

We will, in connection with the allocation of the New Notes in the Proposed Issuance, consider among other factors whether or not the relevant investor seeking an allocation of the New Notes has, prior to such allocation, validly tendered or given a firm intention to us or the Dealer Manager that they intend to tender their Notes pursuant to the Offers and, if so, the aggregate principal amount of Notes tendered or intended to be tendered by such investor.

Therefore, a holder who wishes to subscribe for New Notes in addition to tendering its Notes for purchase pursuant to the Offers may be eligible to receive, at the sole and absolute discretion of the Company, priority in the allocation of the New Notes, subject to the issue of the New Notes and such holder also making a separate application for the purchase of such New Notes to the managing bookrunner of the issue of the New Notes in accordance with the standard new issue procedures of such bookrunner. However, we are not obliged to allocate the New Notes to a holder who has validly tendered or indicated a firm intention to tender Notes pursuant to the Offers and, if New Notes are allocated, the principal amount thereof may be less or more than the principal amount of Notes tendered by such holder and accepted by us pursuant to the Offers.

All Notes accepted in the Offers will be cancelled and retired, and will no longer remain outstanding obligations of the Company. Holders of Notes are advised to read carefully the Offer to Purchase, including the 'Risk Factors' section, for full details of and information on the procedures for participating in the Offers.

The Company has retained HSBC Bank plc as Dealer Manager for the Offers (the 'Dealer Manager'). Questions and requests for assistance related to the Offers may be directed to the Dealer Manager at UK: +44 (0)20 7992 6237, US: +1 (212) 525-5552 (Collect) or +1 (888) HSBC-4LM (Toll Free), or by email at liability.management@hsbcib.com.

Global Bondholder Services Corporation will act as the information agent (the 'Information Agent'). Questions or requests for assistance related to the Offers or for additional copies of the Offer Documents may be directed to the Information Agent at +1 (855) 654-2014 (toll free) or +1 (212) 430-3774 (banks and brokers). You may also contact your broker, dealer, custodian bank, trust company or other nominee for assistance concerning the Offers.

If the Company terminates an Offer, all Notes tendered pursuant to such Offer will be returned promptly to the tendering holders thereof.

Holders of Notes are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw their instruction to participate in, an Offer before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.
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This announcement is released by the Company and contains information that qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 as it forms part of the domestic law of the United Kingdom by virtue of the EUWA, as amended ('UK MAR'), encompassing information relating to the Offers described above. For the purposes of UK MAR, this announcement is made by Greg Case, Head of Fixed Income Investor Relations, on behalf of the Company.

This announcement is for informational purposes only and does not constitute an offer to purchase or sell, or a solicitation of an offer to purchase or sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

United Kingdom. This communication and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the 'FSMA'). Accordingly, this communication and such documents and/or materials are not being distributed to the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may be communicated to (1) those persons who are existing members or creditors of the Company or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) to any other persons to whom these documents and/or materials may lawfully be communicated.

Belgium. Neither this communication nor any other documents or materials relating to the Offers have been or will be notified to, and neither this communication nor any other documents or materials relating to the Offers have been or will be approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit financiële diensten en markten). The Offers may therefore not be made in Belgium by way of a public takeover bid (openbaar overnamebod/offre publique d'acquisition) as defined in Article 3 of the Belgian law of 1 April 2007 on public takeover bids, as amended (the 'Belgian Takeover Law'), save in those circumstances where a private placement exemption is available.

The Offers are conducted exclusively under applicable private placement exemptions. The Offers may therefore not be advertised and the Offers will not be extended, and neither this communication nor any other documents or materials relating to the Offers have been or will be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to 'qualified investors' within the meaning of Article 2(e) of Regulation (EU) 2017/1129 and (ii) in any circumstances set out in Article 6, §4 of the Belgian Takeover Law. This communication has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this communication may not be used for any other purpose or disclosed to any other person in Belgium.

The Offers are not being made, and will not be made or advertised, directly or indirectly, to any individual in Belgium qualifying as a consumer within the meaning of the Belgian Code of Economic Law, as amended (a 'Consumer') and this communication, the Offer to Purchase and any other documents or materials relating to the Offers have not been and may not be distributed, directly or indirectly, in Belgium to Consumers.

Italy. None of the Offers, this communication or any other document or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ('CONSOB') pursuant to Italian laws and regulations. The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the 'Financial Services Act') and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in the Republic of Italy can tender the Notes for purchase in the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

Hong Kong. The contents of this communication have not been reviewed by any regulatory authority in Hong Kong. Holders of Notes should exercise caution in relation to the Offers. If a holder of the Notes is in any doubt about any of the contents of this communication, such holder should obtain independent professional advice. The Offers have not been made and will not be made in Hong Kong, by means of any document, other than (i) to 'professional investors' as defined in the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong (the 'SFO') and any rules made under that ordinance, or (ii) in other circumstances which do not result in the document being a 'prospectus' as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of the laws of Hong Kong or which do not constitute an offer to the public within the meaning of that ordinance.

Further, no person has issued or had in its possession for the purposes of issue, or will issue or have in its possession for the purposes of issue (in each case whether in Hong Kong or elsewhere), any advertisement, invitation or document relating to the Offers, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Offers and/or the Notes which are or are intended to be made only to persons outside Hong Kong or only to 'professional investors' as defined in the SFO and any rules made thereunder. This communication and the information contained herein may not be used other than by the person to whom it is addressed and may not be reproduced in any form or transferred to any person in Hong Kong. The Offers are not intended to be made to the public in Hong Kong and it is not the intention of the Company that the Offers be made to the public in Hong Kong.

Canada. Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement. Where the Dealer Manager or any affiliate thereof is a registered dealer or able to rely on an exemption from the requirement to be registered in such jurisdiction, the Offers shall be deemed to be made by the Dealer Manager, or such affiliate, on behalf of the Dealer Manager in that jurisdiction.

France. This communication and any other offering material relating to the Offers may not be distributed in the Republic of France except to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129.
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Cautionary Statement Regarding Forward-Looking Statements

In this communication the Company has made forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'believes', 'expects', 'estimate', 'may', 'intends', 'plan', 'will', 'should', 'potential', 'seek', 'reasonably possible' or 'anticipates' or the negative thereof or similar expressions, or by discussions of strategy. We have based the forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under 'Risk Factors' in the Offer to Purchase. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Investor enquiries to:

Greg Case                    +44 (0) 20 7992 3825                 investorrelations@hsbc.com

Media enquiries to:

Press Office                 +44 (0) 20 7991 8096                 pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 57 countries and territories. With assets of US$3,214bn at 30 June 2025, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 02 September 2025